October 9, 2019

Mr. Mark Brunhofer

Ms. Sharon Blume

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             PTC Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-35969

Dear Mr. Brunhofer and Ms. Blume:

This letter is submitted on behalf of PTC Therapeutics, Inc. (the “Company” or “PTC”) in response to a written comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 26, 2019 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the Commission on March 1, 2019 (the “2018 Form 10-K”). The Staff’s comment is reproduced below and the Company’s corresponding response follows accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to consolidated financial statements

Note 13: Income taxes, page 171

1.              On page 173 you disclose that the deferred tax liability associated with the in-process research and development intangible asset from your acquisition of Agilis Biotherapeutics, Inc. is not considered positive evidence of future income in part because it is an indefinite-lived intangible asset.  Please tell us why you did not record some income tax benefit outside acquisition accounting under ASC 805-740-30-3 associated with any net operating loss generated in 2018.  In this regard, we note that net operating losses since the enactment of the Tax Cuts and Jobs Act do not expire.  In your response, tell us the amount of net operating loss generated in 2018.  Reference for us the authoritative literature you rely upon to support your accounting.

Response:

The Company acknowledges the guidance in ASC 805-740-30-3 which notes that an acquirer may be able to utilize the benefit of its tax operating loss carryforwards against the future taxable profit of the acquiree and reduce its valuation allowance based on the weight of available evidence.  This should be accounted for as an event separate from the business combination; recognized as an element of the acquirer’s deferred income tax expense (benefit) in the reporting period that includes the business combination. However, since the Company generated taxable income for U.S. tax purposes in 2018 of $5.8 million, and as such did not generate any net operating losses in 2018, the Company does not believe this guidance is applicable since the Company does not have any net operating loss carryforwards since the enactment of the 2017 Tax Cuts and Jobs Act to utilize. As a result, the Company did not record any income tax benefit outside of the acquisition.

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Thank you for your consideration of our response to your comments. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (908) 912-9327.

Sincerely,

PTC Therapeutics, Inc.

/s/ Emily Hill
Emily Hill
Chief Financial Officer